December 23, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Austin Stephenson

Re:	Burzynski Research Institute, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2014
Filed May 30, 2014
File No. 000-23425

Gentlemen:

Burzynski Research Institute, Inc. (the “Company”) is pleased to respond to your comment letter dated December 10, 2014 concerning its Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

For your convenience, we have restated your comments below in italicized, bold type and followed each comment with the Company’s response.

Business

Phase II Clinical Trials, page 4

1.                                      We acknowledge your response to prior comment 1 and your statement that the FDA requested you remove certain information regarding your product candidate from promotional contexts, such as your website. However, data that bears on potential efficacy is material information to investors, and FDA regulations do not prohibit you from making full and accurate disclosures regarding clinical trials in your annual report. Please confirm that you will provide the information relayed to us as disclosure in your next annual report on Form 10-K.  Please additionally provide us with revised proposed disclosure that indicates how many patients were evaluated in each Protocol.  You should retain the qualifying disclosures regarding FDA approval that currently appear on page 5 of your annual report following your discussion of any efficacy data.

Response to Comment 1:

Pursuant to your comments and as requested in your letter, please see below the proposed disclosure for Item one for inclusion in our next Form 10-K addressing the matters in this Comment.

To be included in Item1.  Business:

The results of Protocols BT-06, BT-07, BT-08, BT-09, BT-10, BT-11, BT-12, BT-13, BT-15, BT-18, BT-20, BT-21, BT-22 and BT-23 are set forth below (as of November 30, 2014).

Protocol Number	Patients Accrued	Evaluable Patients	Number and Percentage of Patients Showing Complete Response**		Number and Percentage of Patients Showing Partial Response**		Number and Percentage of Patients Showing Stable Disease*		Number and Percentage of Patients Showing Progressive Disease**
BT-06*	19	11	2	18.2%	2	18.2%	3	27.3%	4	36.4%
BT-07*	102	69	2	2.9%	3	4.3%	5	7.2%	59	85.5%
BT-08	19	18	4	22.2%	0	0.0%	5	27.8%	9	50.0%
BT-09	40	31	4	12.9%	5	16.1%	12	38.7%	10	32.3%
BT-10	34	30	2	6.7%	4	13.3%	6	20.0%	18	60.0%
BT-11	40	31	5	16.1%	4	12.9%	8	25.8%	14	45.2%
BT-12	13	12	3	25.0%	1	8.3%	1	8.3%	7	58.3%
BT-13	11	9	5	55.6%	1	11.1%	3	33.3%	0	0.0%
BT-15	27	21	3	14.3%	2	9.5%	6	28.6%	10	47.6%
BT-18	20	17	3	17.6%	1	5.9%	3	17.6%	10	58.8%
BT-21	40	27	2	7.4%	2	7.4%	4	14.8%	19	70.4%
BT-22*	43	32	1	3.1%	4	12.5%	8	25.0%	19	59.4%
BT-23	12	8	3	37.5%	1	12.5%	3	37.5%	1	12.5%

*           includes Special Exception patients

**    percentage is calculated vs. evaluable patients

The Phase II Study according to Protocol CAN-1 included 35 evaluable brain tumor patients. Complete and partial responses were obtained in patients diagnosed with glioblastoma multiforme, astrocytoma, oligodendroglioma, mixed glioma, medulloblastoma, and malignant meningioma. The treatment with Antineoplastons A10 and AS2-1 resulted in 17 (48.6%) cases of objective responses and 11 (31.4%) cases of stable disease. The largest group of evaluable patients involved in the study had glioblastoma multiforme. Six of the cases were classified as complete and partial responses, four obtained stabilization and four developed progression of the disease.

Of the 2298 patients who have received at least one dose of Antineoplastons, the serious adverse events (SAEs) which have been experienced are as follows:  hemoglobin (grade 3: 3 patients; grade 4: 1 patient), extravasation (grade 3: 1 patient), pain related to the central venous catheter (grade 3: 1 patient), fatigue (grade 3: 2 patients; grade 4: 1 patient), fever (grade 3: 2 patients), injection site reaction (grade 3: 1 patient), vomiting (grade 3: 2 patients), hypernatremia (grade 3: 2 patients; grade 4: 28 patients; grade 5: 6 patients-not confirmed by autopsy), confusion (grade 3: 1 patient), seizure (grade 3: 1 patient), somnolence (grade 3: 8 patients; grade 4: 1 patient), pain: head/headache (grade 3: 2 patients) and pain: joint (grade 3: 1 patient). 491 out of 2298 patient s experienced hypernatremia that was possibly related to the study drug, regardless of severity.

Notwithstanding the response results of the trials that have reached a Milestone, management believes it is likely that the FDA may require additional clinical trials based upon such protocols to be conducted by an institution not affiliated with the Company or Dr. Burzynski before advising that an NDA filing is warranted. In addition, the FDA has indicated it will not accept the efficacy data, but will accept toxicity data generated by the Phase II study according to Protocol CAN-1 because the trial was partially retrospective. At this time, the Company cannot predict if and/or when it will submit an NDA to the FDA, nor can the Company estimate the number or type of additional trials the FDA may require. Further, there can be no assurance that an NDA for Antineoplastons, as a treatment for cancer, will ever be approved by the FDA.

No assurance can be given that any new IND for clinical tests on humans will be approved by the FDA for human clinical trials on cancer or other diseases, that the results of such human clinical trials will prove that Antineoplastons are safe or effective in the treatment of cancer or other diseases, or that the FDA would approve the sale of Antineoplastons in the United States.

2.                                      We acknowledge your proposed disclosure provided in response to prior comment 2. Where you provide the data relating to the patients who have experienced serious adverse events (SAEs), please provide the exact number of patients who have experienced each type of SAE rather than percentages. Please additionally revise your proposed disclosure by indicating whether any other patients experienced hypernatremia that was possibly related to the study drug, regardless of severity.  Please confirm that you will provide the proposed disclosure in response to this comment in your Business section rather than the Management’s Discussion and Analysis section.

Response to Comment 2:

As requested in your letter, please see the proposed disclosure for Item 1 provided in the above Response to Comment 1 for inclusion in our next Form 10-K addressing the matters in this Comment.

3.                                      We acknowledge your response to prior comment 6. We further note that you disclose on page 4 of your 10-K that all of your clinical trials except one involved the use of historic control groups. Please provide us with proposed disclosure to be included in your next annual report on Form 10-K that summarizes the specific historical information used to control each clinical trial.

Response to Comment 3:

The historical information used to control each of the Company’s 68 clinical trials that utilize historical controls is derived individually for each trial.   Since each trial is compared to results of other clinical trials with the same eligibility criteria, prior treatment and evaluation, the documentation of the Company’s historical controls for 68 trials is hundreds of pages long and may be confusing to investors.  In summary, historical controls for each protocol were derived using the overall aggregate results of other similar clinical trials for each specific protocol published when the Company’s protocol were active. To impart clarity regarding the historical information used to control each trial and to be responsive to the SEC request, we respectfully propose the following disclosure for Item one for inclusion in our next Form 10-K addressing the matters in this Comment.

To be included in Item1.  Business:

Prior to approving a New Drug Application (“NDA”), the FDA requires that a drug’s safety and efficacy be demonstrated in “well-controlled” clinical trials.  The efficacy of the Company’s trials is determined by the protocol specified endpoint of “objective response” (i.e., significant shrinkage or disappearance of the tumor).  Several types of controls are acceptable to the FDA. One of these is a “Historic Control.” Under a Historic Control if the course of a disease is well-known, the response of patients taking a drug can be compared to a historic group of patients with that disease. For example, it is known that the tumors of patients suffering from primary malignant brain tumors (“PMBT”) will continue to grow, eventually causing the patient’s death. If a drug is administered to a patient with PMBT and the tumors of the patient disappear or shrink significantly, an assumption is made that there has been a response to the drug. The results of other clinical trials conducted or published when the Company’s protocol were active are used by us as historical control.

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In connection with responding to your comments, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 335-5664 if you would like further clarification or additional information.

Sincerely,

BURZYNSKI RESEARCH INSTITUTE, INC.

/s/ Stanislaw R. Burzynski
Stanislaw R. Burzynski
President and Chairman of the Board of Directors
(Principal Executive Officer)